9 August 2002                                                   [LOGO] OF
                                                                 Telecom
                                                               NEW ZEALAND


                                  MEDIA RELEASE

                            TELECOM FULL YEAR RESULT

Telecom today reported a net loss of NZ$188 million for the year ended 30 June 2002, after a partial write-down of its investment in AAPT following the Group's annual review of asset carrying values.

Net earnings before abnormals and the Southern Cross dividend were NZ$670 million, up 9.1% on comparable net earnings last financial year of NZ$614 million.

Abnormal items in the year ended 30 June 2002 included an NZ$850 million write-down in the carrying value of AAPT and an additional charge of NZ$8 million after tax resulting from the close-down of the CDMA rollout in Australia.

EBITDA before abnormals and the Southern Cross dividend was NZ$2,265 million, up 9.4% on the previous financial year. Overall operating revenues grew by 2.5% while operating expenses were reduced by 1.8%.

--------------------------------------------------------------------------------
Overview of Group results
                                                   Years ended (NZ$m)
                                          June 2002                  June 2001
Reported group revenues                     5,537                      5,636
Reported net earnings (loss)                (188)                      643
Includes:
         Abnormal items (after tax)         858                        192
Net earnings before abnormals and
         Southern Cross dividend            670                        614
EBITDA* before abnormals and
         Southern Cross dividend            2,265                      2,070
Final quarter dividend per share            5 cents                    5 cents

* Earnings before interest, tax, depreciation and amortisation.

Included in the results are special items consisting of gains on the prepayment of cross-border leases (net of tax $23m in 2002, $13m in 2001), gains on the sale of Network capacity (net of tax $19m in 2002), foreign exchange gains realised on the termination of a hedge (net of tax $13m in 2002) and a change in the accounting policy for deferred tax ($8m in 2002).
--------------------------------------------------------------------------------

Telecom Chairman Roderick Deane said the core result for the year ended 30 June 2002 showed Telecom's strong operating performance in a challenging environment.

"In the demanding world of telecommunications, Telecom has performed well in relation to its international peers. Cash flow is strong and there has been tight control on spending, contributing to good operating performance.

"In the current environment, that's an encouraging result for shareholders and for customers.

"We're in the top tier of telecommunications companies on the basis of the relative strength of the share price," Dr Deane said.

Asset value review

Telecom has reduced the carrying value of AAPT in line with its annual group-wide review of asset carrying values, as required by generally accepted accounting practice (GAAP).

The reduction in the carrying value reflects the write-down of goodwill associated with the acquisition of the company in 1999 and 2000, along with adjustments to the valuations of other assets.

"This is a responsible and prudent book value adjustment," Dr Deane said. "Underlying cash flows and performance of AAPT and the Group remain unchanged following this valuation adjustment.

"Accordingly Telecom believes it is appropriate to maintain the dividend at 20 cents per share for the financial year.

"The adjustment reflects current expectations of the future cash flows of AAPT within a changed telecommunications environment.

"Many telcos have had to adjust values in the last couple of years. This is a moderate step compared to most. Asset revaluations of this nature are a business reality for telcos around the world today."

The write-down would not have a material impact on Telecom's financial position and ability to access debt markets.

"Rating agencies are focussed on cash flow and EBITDA and related measures, all of which are in good order" Dr Deane said.

"AAPT remains integral to our trans-Tasman business strategy.

"The board and management remain committed to our future in Australia. Both the business and consumer divisions of AAPT showed significant improvement in free cash flow during the year."

The asset valuation process was independently reviewed by Deloittes and Pricewaterhouse Coopers as auditors.

Operating result

Chief Executive Theresa Gattung said Telecom's Australian businesses were now performing more satisfactorily.

"Returns from Telecom's Australian businesses continue to improve, with EBITDA up 43.3% on last year.

"Our Australian operations became cash flow positive (EBITDA less capex) in the fourth quarter. This was the result of a focus on higher value customers and strategies that have improved network utilisation and reduced costs.

"In New Zealand we have had another solid result," Ms Gattung said. "We are well positioned to drive growth in fixed line and wireless data services."

Business unit performance

Australian Consumer: Australian Consumer comprises AAPT's residential and small business calling and resale business, and its Cellular One mobile operation.

Australian Consumer EBITDA improved by 58.1% to NZ$98 million for the year ended 30 June 2002. While revenues were down 7.6%, operating expenses fell 12.0%. Margins have improved due to a targeted approach to the marketing of AAPT services and lower cost of sales.

Australian Business & Internet: Australian Business & Internet comprises AAPT's operations in business, corporate and government markets, the Connect Internet business and TCNZA.

Revenues increased by 11.2% for the year ended 30 June 2002, due to growth in data, local service, interconnection and resale revenue.

Local service revenue increased as a result of better network utilisation - more customers are now directly connected to AAPT's network. The Commonwealth Bank Group's call centre network is also now run largely on AAPT infrastructure.

Operating expenses grew 9.7% mainly as a result of business growth. EBITDA improved 29.2% to NZ$84 million.

New Zealand Wireline: New Zealand Wireline comprises fixed line and value-added services to residential, business and corporate markets.

Operating expenses were down 4.5% for the 12 months to 30 June 2002 reflecting Telecom's strong focus on cost containment. This decrease lead to a 2.3% gain in EBITDA to NZ$1,578 million.

Data revenue increased by 8.7%, reflecting growth in the take-up of ADSL broadband products such as JetStream, and IP network and packet-switched services.

The number of JetStream connections has more than doubled in the past year. As at 30 June 2002, Telecom had approximately 39,000 JetStream connections - up from 16,000 a year before.

The number of customers on packages continues to grow. Approximately 340,000 customers are now on a package of some kind, up by more than 50,000 customers in the past six months.

New Zealand Mobile: This business provides voice and data on AMPS and CDMA networks.

Revenue increased 5.0% for the year. However higher growth in expenses reflecting increases to network operating costs resulted in a 0.4% decline in EBITDA to NZ$277 million.

Total mobile connections of 1.308 million included approximately 167,000 customers on CDMA at 30 June 2002. CDMA customers now account for more than 30% of total mobile network traffic.

The launch of Mobile JetStream (1XRTT) last month will provide a platform for solid wireless data growth in the coming year.

International: International provides New Zealand and Australia with outward and inward calling, managed international data services and carries transit call traffic between destinations worldwide.

Revenue for the year ended 30 June 2002 was up 8.2%. This included previously-disclosed sales of surplus network capacity, principally on Southern Cross, that were transacted in the six months ended 31 December 2001.

Operating expenses fell 6.3% and reflected renegotiated agreements with other carriers, particularly for trans-Tasman traffic. For the 12 months ended 30 June 2002, EBITDA grew 73.8% to NZ$146 million.

Internet and Directories: Internet and Directories comprises Xtra and Telecom Directories.

Revenues grew by 14.9% for the year. The key driver of this was continued growth in the Xtra business, with Internet revenue up 37.7%. While operating expenses increased 17.2%, EBITDA grew 11.7% to NZ$124 million for the period.

At 30 June 2002, Xtra had 380,000 active dial up customers, up 28.4% on the year before. Xtra dial up customers now spend an average of 30.6 hours on the Internet a month, up 22.4% on 12 months ago.

Capital expenditure: Total capital expenditure for the 2001-02 financial year was NZ$778 million, down 49.0% on the corresponding period in 2000-01. The reduction reflected tight control on capital programmes and completion of major projects in the previous financial year.

Telecom currently forecasts total capital expenditure of approximately $NZ780 million in the next financial year.

Dividend: Telecom will pay a fully-imputed quarterly dividend of NZ5.0 cents per share, unchanged from the fourth quarter of 2000-01. Shares issued in lieu of cash dividends will be offered at a 3% discount to the price calculated under the Telecom Dividend Reinvestment Plan. Dividends will be paid on 13 September 2002 in New Zealand and Australia, and 20 September 2002 in the United States. The books closing dates are 30 August 2002 in New Zealand and Australia, and 29 August 2002 in the United States.

For further information, please contact:

John Goulter
Telecom Acting Public Affairs Manager
Phone 04 498 9369
Mobile 027 232 4303

 International telecommunications companies: share price performance and total returns


                                               Year ended 30 June 02
        Source: Bloomberg            TOTAL RETURN     Share Price Performance
                                     Total Return % Change   % Change   % Change
  TELCO NAME                 CCY %      1 Year    6 Months    1 Year     2 Year


TELECOM CORP OF NEW ZEALAND  NZD        (8.70)      (1.2%)    (12.3%)    (33.7%)
TELSTRA CORP LTD             AUD        (9.65)     (14.3%)    (13.4%)    (31.3%)
HUTCHISON TELECOMM (AUST)    AUD       (15.48)     (47.0%)    (15.5%)    (89.6%)
BELLSOUTH CORP               USD       (20.19)     (17.4%)    (21.8%)    (26.1%)
TELECOM ITALIA SPA           EUR       (21.85)     (17.6%)    (24.5%)    (43.8%)
SBC COMMUNICATIONS INC       USD       (21.87)     (22.1%)    (23.9%)    (30.7%)
VERIZON COMMUNICATIONS INC   USD       (22.62)     (15.4%)    (25.0%)    (21.0%)
NTT CORPORATION              JPY       (23.41)      10.0%     (24.2%)    (65.0%)
BT GROUP PLC                 GBp       (24.77)      (0.4%)    (27.3%)    (57.6%)
SINGAPORE TELECOMMUNICATIONS SGD       (25.88)     (22.2%)    (27.9%)    (45.8%)
NTT DOCOMO INC               JPY       (31.97)      (7.8%)    (32.0%)    (48.6%)
AT&T CORP                    USD       (36.71)     (41.0%)    (37.4%)    (56.7%)
TELEFONICA S.A.              EUR       (39.26)     (41.2%)    (39.3%)    (59.1%)
VODAFONE GROUP PLC           GBp       (42.20)     (49.9%)    (42.9%)    (66.3%)
CABLE & WIRELESS PLC         GBp       (56.72)     (47.3%)    (58.4%)    (84.4%)
DEUTSCHE TELEKOM AG-REG      EUR       (63.64)     (50.6%)    (64.7%)    (84.0%)
FRANCE TELECOM SA            EUR       (82.21)     (78.9%)    (83.3%)    (93.6%)
WORLDCOM INC-WORLDCOM GROUP  USD       (94.15)     (94.1%)    (94.2%)       N/A